Information for Shareholders

DIRECTORS & EXECUTIVE OFFICERS
Name / position	Residence	Start date	Committees
			AU	HR	NC
Jim Arthurs Executive Vice President	North Vancouver, British Columbia	May 2011
Michele Buchignani Director	Vancouver, British Columbia	Mar 2018	x	x
Brenda J. Eprile Chair & Director	North York, Ontario	Oct 2013	x		x
Massimiliano Fissore Senior Vice President	Cherasco, Italy	Jun 2016
Dan Hancock Director	Indianapolis, Indiana, USA	Jul 2017		x	x
Anthony Harris Director	Alameda, California, USA	June 2016		x	x
David Johnson CEO and Director	Scottsdale, Arizona, USA	Jan 2019
Colin Johnston Director	Turin, Italy	June 2016	x		x
Jim MacCallum Former Acting CFO	West Vancouver, British Columbia	Aug 2014
Richard Orazietti CFO	Burnaby, British Columbia	Sep 2019
Rodney T. Nunn Director	Chatham, Ontario	Mar 2016		x
Bart van Aerle Vice President	Eindhoven, Netherlands	Dec 2014
Peter M. Yu Director	New York City, New York, USA	Jan 2016
Committees are as follows: AU = Audit; HR = Human Resources & Compensation; NC = Nominating & Corporate Governance
Corporate Information

STOCK LISTINGS
NASDAQ	WPRT
Toronto Stock Exchange	WPRT
Legal Counsel
Bennett Jones LLP, Calgary, Alberta, Canada
Auditors
KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia, Canada

Annual General and Special Meeting of Shareholders
WHEN: Wednesday, April 29, 2020 at 10:00 AM (Pacific Time)
WHERE: Suite 101, 1750 West 75th Avenue, Vancouver, BC
Westport Shareholder Services
Shareholders with questions about their account-including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries-should contact our Transfer Agent and Registrar:
Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor,
Vancouver, BC, Canada V6C 3B9
T 604-661-9400 F 604-661-9401
Westport Fuel Systems on the Net
Topics featured can be found on our websites:

WESTPORT FUEL SYSTEMS	wfsinc.com
TWITTER	twitter.com/westportdotcom
CUMMINS WESTPORT	cumminswestport.com
The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on the Westport Fuel Systems website, on SEDAR at sedar.com, or at the SEC at www.sec.gov.
Shareholders and other interested parties can also sign up to receive news updates in a variety of formats including email, Twitter, and RSS feeds: wfsinc.com/investors/subscriptions.
Contact Information
1750 West 75th Avenue, Suite 101
Vancouver, BC, Canada V6P 6G2
T 604-718-2000 F 604-718-2001
invest@wfsinc.com